

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

August 23, 2016

John J. Lipinski
Chief Executive Officer and President
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

> **Re: CVR Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2016**
> **Form 8-K**
> **Filed July 28, 2016**
> **File No. 1-33492**
>
> **CVR Refining, LP**
> **Form 10-K for Fiscal Year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 1-35781**

Dear Mr. Lipinski:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

CVR Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 5

Customers, page 11

1.   At page 11, you disclose that the largest customer of the petroleum business accounted
        for 14% of the petroleum business's net sales, and in a risk factor at page 31 you state
        that you are exposed to customers' credit risk and that "Market conditions could result in
        significant customers experiencing financial difficulties." Given the share of
        consolidated revenues accounted for by the petroleum business, please identify the 14%
        customer in accordance with Item 101(c)(1)(vii) of Regulation S-K. In that regard, we
        note your reference in the tabular disclosure at page 146 to "Customer A."

Management's Discussion and Analysis, page 54

Results of Operations, page 65

2.   We note that your reconciliation for certain non-GAAP measures in footnote (2) on page
        67 begins with "Net income attributable to CVR Energy stockholders" and that you
        appear to make adjustments to reverse that portion of the other adjustments attributable to
        non-controlling interests in your calculation of EBITDA and Adjusted EBITDA.
        However, in describing your computations in the accompanying narratives you do not
        explain the approach; you indicate that you begin with net income rather than net income
        attributable to your shareholders, and your labeling of these measures does not convey
        whether they correlate with the consolidated results or only that portion attributable to
        your shareholders. Please tell us how you propose to clarify the nature of your EBITDA
        and Adjusted EBITDA measures in subsequent filings and related disclosures, including
        earnings announcements, such as that which appears in Exhibit 99.1 to the Form 8-K that
        you filed on July 28, 2016.

3.   We note that you have furnished quarterly earnings reports on Form 8-K on April 28,
        2016 and July 28, 2016, having various non-GAAP measures. For example, these
        include measures of Adjusted Net Income, which reflect in part, an adjustment to net
        income for each period presented to remove the cost associated with your major
        scheduled turnaround activities. The definition of turnaround in the glossary on page 2
        indicates this is a "periodically required standard procedure to inspect, refurbish, repair
        and maintain the refinery or nitrogen fertilizer plant assets" and you indicate that you are
        anticipating turnaround activities to also occur in the fiscal years ended December 31,
        2016 and December 31, 2017. However, in your earnings release, you describe this non-
        GAAP measure as enabling users of your financial reports to better understand and

evaluate your "ongoing operating results" and providing them greater transparency in the review of your "overall financial, operational and economic performance." As the turnaround costs appear to represent normal, recurring, cash operating expenses that are necessary to operate your business, please explain the consideration that you have given to the guidance in our C&DI 100.01, in making this particular adjustment in computing your non-GAAP measure, and in the manner by which you have described the utility of the resulting measure.

As you also exclude turnaround costs in your computation of Adjusted EBITDA on page 67 and describe the utility of this measure in the same manner as for the Adjusted Net Income measure referenced above, your explanation should also encompass this measure, in contrast to Item 10(e)(1)(ii)(B) of Regulation S-K, and C&DI 100.01, which you may locate on our website at the following address:

 https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Petroleum Business Results of Operations, page 70

4.   We note that you present refining margin both in the aggregate and on a per barrel basis, as non-GAAP measures in your tabulations and have referenced these figures in MD&A pertaining to cost of product sold and operating income. In footnote (4) to the tabulation on page 72 you describe refining margin as "the difference between net sales and cost of product sold (exclusive of depreciation and amortization)." However, under the Cost Classifications heading on page 113, you describe direct operating expenses as another category of cost which includes "direct costs of labor, maintenance and services, energy and utility costs, property taxes, environmental compliance costs as well as chemicals and catalysts…." We note that you subtract this item and others in computing gross margin on pages 74 and 75.

Please describe for us any common characteristics of the costs that you report as cost of product sold as opposed to direct operating expense, and explain your rationale in making a distinction between these two categories of cost. Tell us the extent to which the costs that you report as direct operating expense are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8, and indicate why you believe these costs are not required to be included in the cost of product sold measure that you separately report pursuant to Rule 5-03.2(a) of Regulation S-X.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

5.   Under "Elements of Our Executive Compensation Program" at page 28, you state that "CVR Energy believes that equity-based incentive awards are the primary motivator in attracting and retaining executive officers." At page 27, you say that "equity-based

incentive awards … encourage our executive team to remain in our employ through the duration of the relevant vesting period in order to realize compensation as a result of increases in stockholder value." Footnote 2 at page 24 indicates that restricted stock units are settled in cash, which helps explain why the beneficial ownership table at page 23 shows that your five named executive officers collectively own only one share of your common stock. Please provide enhanced disclosure to address both the basis for allocating compensation to each form of award (including the correlation between the cost and expected benefits to the company) as well as your equity ownership requirements or guidelines. See Items 402(b)(2)(iii) and (b)(2)(xiii) of Regulation S-K.

Compensation of Executive Officers, page 34

6.   In footnote 3 to your summary compensation table at page 34, you state that the amounts for CEO John J. Lipinski for 2015 and 2013 reflect "the aggregate grant date fair value for certain performance units granted in December 2015 and 2013 that are valued based on a performance factor that is tied to certain operational performance metrics." Given that the non-equity plan compensation represented 70.9% and 87.4% of Mr. Lipinski's 2013 and 2015 total compensation, respectively, please expand footnote 3 to quantify the grant date fair values for both 2013 and 2015.

7.   Similarly, we note your disclosure at page 42 that the 2015 award of performance units to Mr. Lipinski "represent[s] the right to receive a cash payment equal to $1,000 multiplied by certain performance factors." Please expand your disclosure to identify the performance factors upon which the award of performance units is to be based. We note the related disclosure you include in the Form 8-K that you filed on January 7, 2016. Also discuss how difficult it will be for Mr. Lipinski or how likely it will be for the company to achieve the target levels or other factors.

Form 8-K filed on July 28, 2016

Exhibit 99.1

Use of Non-GAAP Financial Measures, page 15

8.   We note that you have utilized gross profit as a label for a non-GAAP measure and presented various non-GAAP measures in the aggregate, on a per unit basis or both without a reconciliation to the most directly comparable measure calculated and presented in accordance with GAAP (e.g., refinery margin, refinery margin adjusted for FIFO impact, gross profit and gross profit excluding flood insurance recovery).

Please explain how your approach to calculating your non-GAAP measure of gross profit compares to the corresponding measures presented on pages 70 through 78 of your Form 10-K, and advise of any revisions that you would need to make in that filing to comply with Item 10(e)(1)(ii)(E) of Regulation S-K or in the earnings release to utilize a similar computation or a non-GAAP label that is more clearly differentiated from the GAAP measure of gross profit.

If you intend to include these non-GAAP measures in future earnings releases or similar disclosures, please identify the GAAP measures that you believe are most directly comparable, explain how you will present the reconciliations that are required to comply with §244.100 (a)(2) of Regulation G, and describe the revisions you propose to reposition the non-GAAP measures that are shown within the GAAP tabulations on pages 9, 11, and 12, to comply with Item 10(e)(1)(i)(A) of Regulation S-K, applicable by way of Instruction 2 to Item 2.02 of Form 8-K, and our C&DI 102.10, located on our website at the following address:

https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

CVR Refining, LP

Form 10-K for the Fiscal Year ended December 31, 2015

9.   We have raised several comments on the disclosures in the parent filings which appear in part common to filings of the subsidiary. Please address these comments also from the standpoint of the subsidiary with corresponding changes to conform.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources